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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.K. Riley Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Third Avenue, Suite 5300
(No. and Street)

Seattle WA 98101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Louch 206-832-1520
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 Seattle WA 98104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Louch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY ANN FERRY
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
10-10-11

Aaron Louch
Signature

CFO
Title

Kimberly Ann Ferry
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. K. RILEY INVESTMENTS, LLC

(A Wholly Owned Subsidiary of
E. K. Riley & Company, Inc.)

Statement of Financial Condition

December 31, 2007

INDEPENDENT AUDITOR'S REPORT

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying statement of financial condition of E. K. Riley Investments, LLC (a wholly owned subsidiary of E. K. Riley & Company, Inc.) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E. K. Riley Investments, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 25, 2008

E. K. RILEY INVESTMENTS, LLC

(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS	
Cash	$ 127,842
Deposits with clearing organization and others	130,152
Receivable from clearing organization	3,264,873
Receivable from customers	12,647
Securities owned, at market value	13,511,807
Prepaid expenses	161,630
Property and equipment, net	150,921
	$ 17,359,872
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 8,087,160
Securities sold, not yet purchased, at market value	5,418,912
Accounts payable and accrued liabilities	838,981
	14,345,053
COMMITMENTS (Note 5)	
SUBORDINATED NOTE	500,000
MEMBER'S EQUITY	2,514,819
	$ 17,359,872

See accompanying notes.

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2007

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in brokerage services of fixed income securities and has offices in Washington, Oregon, Idaho, Montana, and California; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. The fair values of securities owned and securities sold, not yet purchased are recorded primarily on quoted prices for the same or similar instruments. Changes in the market value of these securities are reflected currently in the results of operations for the year.

Security Transactions and Revenue Recognition - As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities as agent and principal. The Company earns a commission on agency trades. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax return, provisions for which are included in the operating expenses of the Company.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Stock Compensation - Employees of the Company are granted options to purchase stock of the Parent through participation in the Parent's 2007 Combined Incentive and Nonqualified Stock Option Plan (the Plan). Stock options are granted with an exercise price equal to the book value of the Parent's stock on the day of grant and are fully vested at the grant date.

The Parent has set up its shareholder agreement so that the transferability of shares is limited. Because this agreement contains a repurchase feature which makes it probable the Parent would prevent the holder of the option from bearing the risks and rewards normally associated with equity share ownership for a reasonable period of time from the date the share is issued, stock option awards under the Plan are classified as a liability of the Parent in accordance with paragraph 31(b) of SFAS 123(R), *Share Based Payment* (SFAS 123R). That liability is an obligation of the Parent. The repurchase feature is not a right or a direct or indirect obligation of the Company, and no liability is recorded by the Company in connection with share based payments granted to employees of the Company within the scope of the Plan.

In accordance with paragraph 38 of SFAS 123R, the Parent made the policy decision to measure liabilities incurred under share-based payment arrangements at intrinsic value. The Parent remeasures its liabilities under share-based payment arrangements at each reporting date until the date of settlement.

Under SFAS 123R, compensation expense is recorded by the Company at an amount equal to the measurement of the liability by the Parent in connection with share based payments granted to employees of the Company within the scope of the Plan. Any amount not paid by the Company to the Parent in exchange for the award is recorded as a contribution to member's equity in the separate financial statements of the Company.

Use of Estimates - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk - The Company maintains its cash balances in one financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced significant losses from the clearing organization and believes it is not exposed to a significant risk of loss.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing broker in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Securities Owned

Securities owned and securities sold, but not yet purchased, consist of trading securities at market values at December 31, 2007, as follows:

	Owned	Sold, Not Yet Purchased
Government bonds	$ 9,888,806	$ 5,415,035
Corporate bonds	1,413,299	-
Municipal bonds	2,158,550	3,877
Other securities	51,152	-
	$ 13,511,807	$ 5,418,912

Note 3 - Securities Owned (Continued)

In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2007 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2007.

Note 4 - Property and Equipment

Property and equipment consists of the following at December 31, 2007:

Computer software	$	39,431
Computers and equipment		195,776
Furniture and fixtures		130,249
		365,456
Less accumulated depreciation and amortization		214,535
	$	150,921

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in June 2008. In February 2008, the Company extended and amended this operating lease through June 2011. Future minimum payments under this agreement are as follows:

Fiscal Year Ending		Payments
2008	$	356,920
2009		371,904
2010		371,904
2011		185,952
	$	1,286,680

Note 5 - Commitments (Continued)

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. The Agreement expires in June 2009; either party may terminate the Agreement upon 30 days' written notice.

Note 6 - Note Payable

In January 2004, the Company entered into a subordinated loan agreement with a commercial bank to borrow $500,000 for operating purposes. The note carries a variable interest rate and payment in full is due February 2008. The note is secured by the assets of the Company.

The subordinated note is available in computing net capital under the SEC's uniform net capital rule. To the extent the note is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 7 - Related Party Transactions

The Company distributes funds to its Parent for income tax obligations that are incurred by the Parent as a result of its ownership in the Company. A distribution of $210,000 was made to the Parent for estimated tax liabilities.

Note 8 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company makes a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation.

Note 9 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $250,000 for the year ended December 31, 2007.

The following are the net capital results for the year ended December 31, 2007:

Net capital	$ 2,047,333
Required net capital, aggregate indebtedness method	55,932
Percentage of aggregate indebtedness to net capital	41%

END